SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 1)

                                GEOKINETICS INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    372910307

                                 (CUSIP Number)

                        Andreeff Equity Advisors, L.L.C.
                                450 Laurel Street
                                   Suite 2105
                              Baton Rouge, LA 70801


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                December 31, 2006



             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 CUSIP No. 372910307
           ---------------------

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Andreeff Equity Advisors, L.L.C.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [_]
                                                                  (b)  [X]



 3.   SEC USE ONLY



 4.   SOURCE OF FUNDS

      WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7.   SOLE VOTING POWER

      0

 8.   SHARED VOTING POWER

      1,563,908

 9.   SOLE DISPOSITIVE POWER

      0

 10.  SHARED DISPOSITIVE POWER

      1,563,908


 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,563,908

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.2%

 14.  TYPE OF REPORTING PERSON

      IA, PN

CUSIP No. 372910307
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dane Andreeff

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [_]

(b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,563,908

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,563,908



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,908


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.2%

14.  TYPE OF REPORTING PERSON

     IN, HC

 CUSIP No. 372910307
          ---------------------

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maple Leaf Partners, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [_]
                                                                  (b)  [X]



 3.   SEC USE ONLY



 4.   SOURCE OF FUNDS

      WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7.   SOLE VOTING POWER

      0

 8.   SHARED VOTING POWER

      849,551

 9.   SOLE DISPOSITIVE POWER

      0

 10.  SHARED DISPOSITIVE POWER

      849,551


 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      849,551

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%

 14.  TYPE OF REPORTING PERSON

      PN

 CUSIP No. 372910307
          ---------------------

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maple Leaf Offshore, Ltd.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [_]
                                                                  (b)  [X]



 3.   SEC USE ONLY



 4.   SOURCE OF FUNDS

      WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7.   SOLE VOTING POWER

      0

 8.   SHARED VOTING POWER

      655,988

 9.   SOLE DISPOSITIVE POWER

      0

 10.  SHARED DISPOSITIVE POWER

      655,988



 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      655,988

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8%

 14.  TYPE OF REPORTING PERSON

      CO



 CUSIP No. 372910307

 -----------------------------------------------------------------------------
 Item 1.  Security and Issuer.


 The name of the issuer is Geokinetics Inc. (the "Issuer"). The address of the Issuer's offices is One Riverway, Suite 2100, Houston, Texas 77056. This
 schedule 13D relates to the Issuer's Common Stock (the "Shares").

 -----------------------------------------------------------------------------
 Item 2.  Identity and Background.

      (a)-(c), (f) This Schedule 13D is being filed by Andreeff Equity Advisors, L.L.C., a Delaware limited liability company, Maple Leaf Partners, L.P., a Delaware limited partnership, Maple Leaf Offshore Fund, Ltd., a Cayman Islands company, and Dane Andreeff, a United States citizen (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is 450 Laurel Street, Suite 2105, Baton Rouge, Louisiana 70801.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


 -----------------------------------------------------------------------------
 Item 3.  Source and Amount of Funds or Other Consideration.


As of the date hereof, Andreeff Equity Advisors, L.L.C. and Dane Andreeff may be deemed to beneficially own 1,563,908 Shares. Maple Leaf Partners, L.P. may be deemed to beneficially own 849,551 Shares. Maple Leaf Offshore, Ltd. may be deemed to beneficially own 655,988 Shares.

 The funds for the purchase of the Shares by the Reporting Persons came from the funds managed by the Reporting Persons, which came private fund investors.

 The total cost for the Shares held by the Reporting Persons is $37,693,881.

 No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
 -----------------------------------------------------------------------------

 Item 4.  Purpose of Transaction.

 (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

 Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

      (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

      (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (3)  a sale or transfer of a material amount of assets of the Issuer;

      (4) any material change in the present capitalization or dividend policy of the Issuer;

      (5) any other material change in the Issuer's business or corporate structure;

      (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or any action similar to those enumerated above.

 Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
 -----------------------------------------------------------------------------
 Item 5. Interest in Securities of the Issuer.

 (a-e) As of the date hereof, Andreeff Equity Advisors, L.L.C. and Dane Andreeff may each be deemed to be the beneficial owner of 1,563,908 Shares, constituting 28.2% of the Shares of the Issuer, based upon the 5,543,327 Shares outstanding as of December 31, 2006.

 Maple Leaf Partners, L.P. may be deemed to be the beneficial owner of 849,551 Shares, constituting 15.3% of the Shares of the Issuer, based upon the 5,543,327 Shares outstanding as of December 31, 2006.

 Maple Leaf Offshore, Ltd. may be deemed to be the beneficial owner of 655,988 Shares, constituting 11.8% of the Shares of the Issuer, based upon the 5,543,327 Shares outstanding as of December 31, 2006.

 Andreeff Equity Advisors, L.L.C. and Dane Andreeff have the shared power to vote or direct the vote of and dispose or direct the disposition of 1,563,908 Shares to which this filing relates. Maple Leaf Partners, L.P. has the power to vote or direct the vote of and dispose or direct the disposition of 849,551 Shares to which this filing relates. Maple Leaf Offshore, Ltd. has the power to vote or direct the vote of and dispose or direct the disposition of 655,988 Shares to which this filing relates.

 The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

 None of the Reporting Persons has effected transactions in the Shares during the 60 days prior to December 31, 2006.

 The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

 -----------------------------------------------------------------------------
 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

 -----------------------------------------------------------------------------
 Item 7.  Material to be Filed as Exhibits.

 A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2007
                                     -----------------
                                           (Date)

                             ANDREEFF EQUITY ADVISORS, L.L.C.*

                                     By: Dane Andreeff
                                      Managing Member

                                  /s/ Dane Andreeff
                                  ------------------------------
                                          (Signature)


                                       DANE ANDREEFF*

                                   /s/ Dane Andreeff
                                  ------------------------------
                                           (Signature)


                                 MAPLE LEAF PARTNERS, L.P.*

                                    By: Dane Andreeff
                                        Managing Member of its General Partner

                                   /s/ Dane Andreeff
                                  ------------------------------
                                          (Signature)           -


                                 MAPLE LEAF OFFSHORE, LTD.*

                                     By: Dane Andreeff
                                         General Partner

                                   /s/ Dane Andreeff
                                  -------------------------------
                                          (Signature)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.